SECU 13010039 SSION

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53309

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Flextrade LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Great Neck Road
(No. and Street)

Great Neck	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vijay Kedia 516-627-8993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/9/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ANCHIN

Accountants & Advisors

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FLEXTRADE LLC

INDEX TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

OATH OR AFFIRMATION

I, Vijay Kedia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flextrade LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

SANAZ RAZINIA
Notary Public, State of New York
Qualified in Nassau County
No. 01RA6255379
My Commission Expires 02-06-2016

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANCHIN

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To Flextrade LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Flextrade LLC as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit

procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we had obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Flextrade LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Anchin, Block & Anchin LLP

New York, New York
February 25, 2013

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 12,584,901
Restricted cash	37,000
Accounts receivable, net of $100,000 allowance for doubtful accounts	3,045,364
Prepaid expenses	7,504
Total Assets	$ 15,674,769

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Sales tax payable and accrued expenses	$ 144,800
Deferred revenue	3,187,733
Customer deposits	37,000
Due to Parent	1,932,236
Total Liabilities	5,301,769
Commitments and Contingencies	
Member's Equity	10,373,000
Total Liabilities and Member's Equity	$ 15,674,769

See the accompanying Notes to the Statement of Financial Condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity

The Company licenses computer software primarily to security broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

Cash equivalents consist of a bank money market fund.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenue from licensing agreements is based on the number of shares traded through the use of the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract. Some agreements may provide for a maximum annual fee payable by a customer. In such cases, if the Company determines based on the proportionate number of shares traded as of the balance sheet date, that the volume of shares traded will result in the maximum being reached, the revenue is recognized on the straight line basis over the life of the contract.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Doubtful Accounts

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes

No provision is required for federal and state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a disregarded entity; accordingly, the income of the Company is taxed to the member.

NOTE 2 - EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company is exempt from Securities Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) as cash has been segregated in a special reserve bank account for the exclusive benefit of customers.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 3 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2012, the Company had net capital of $8,159,085 which was $7,805,634 in excess of its required minimum net capital of $353,431. The Company's ratio of aggregate indebtedness to net capital was 0.650 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent to provide and pay for specified administrative duties and other services for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent allocates payroll and fringe benefits based on the relative revenue ratio of the Parent and Company as well as other administrative expenses at a fixed amount per month. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

NOTE 5 - CREDIT RISK CONCENTRATION

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $12,333,000 at December 31, 2012.

NOTE 6 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2013 which is the date the financial statement was available to be issued.

Anchin, Block & Anchin LLP
1375 Broadway
New York, NY 10018
212 840-3456
www.anchin.com